    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                           CELLNET DATA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

       DELAWARE                      94-2951096
       (State of           (I.R.S. Employer Identification
    incorporation)                      No.)

                               125 SHOREWAY ROAD
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 508-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                 JOHN M. SEIDL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CELLNET DATA SYSTEMS, INC.
                               125 SHOREWAY ROAD
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 508-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                             BARRY E. TAYLOR, ESQ.
                            TREVOR J. CHAPLICK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300
                           --------------------------

    Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF            AMOUNT TO BE     OFFERING PRICE PER      AGGREGATE           AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED           SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, par value $0.001 per
  share.............................      8,942,517             $14.30           $127,877,993          $35,550

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
(Subject to completion, dated February 8, 1999)

                                8,942,517 SHARES
                           CELLNET DATA SYSTEMS, INC.
                                  COMMON STOCK
                               ------------------

    All of the 8,942,517 shares of Common Stock (the "Warrant Shares") are being offered for sale by CellNet Data Systems, Inc. ("CellNet" or the "Company") to holders electing to exercise warrants (the "Warrants") issued pursuant to the Warrant Agreement dated as of September 29, 1997 (the "Warrant Agreement") between the Company and The Bank of New York as Warrant Agent. The Warrants were originally issued on September 29, 1997 in connection with the Company's issuance of 14% Senior Discount Notes due 2007 (the "1997 Notes") to certain investors (the "Warrant Holders") including prior holders of the Company's Series B 13% Senior Discount Notes which were exchanged in such offering for the 1997 Notes. The 1997 Notes and Warrants were originally offered in units which became separately transferrable on October 15, 1997. The Company has registered under the Securities Act of 1933, as amended (the "Securities Act") the Warrant Shares issuable upon exercise of the Warrants. The Warrants became exercisable on September 29, 1998 and are exercisable at any time until expiration on October 1, 2007. If not exercised prior to expiration, the Warrants terminate and may not be exercised thereafter.

                            ------------------------

    THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER CERTAIN "RISK FACTORS" IN DETERMINING WHETHER TO BUY ANY COMMON STOCK. SEE PAGE 6.
                             ---------------------

    CellNet's Common Stock is listed on the Nasdaq National Market under the
symbol "CNDS." On February   , 1999 the closing price of the Common Stock was
$      per share.

                            ------------------------

    This Prospectus is part of a registration statement that CellNet filed with the Securities and Exchange Commission using the "shelf" registration process and covers 8,942,517 shares of the Company's Common Stock issuable upon exercise of the Warrants for the exercise price of $14.30 per share. These shares may be offered and sold from time to time by the Company to the Warrant Holders pursuant to this shelf registration statement. The offering is not being underwritten.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1999

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
The Company................................................................................................           3

Risk Factors...............................................................................................           6

Use of Proceeds............................................................................................          24

Plan of Distribution.......................................................................................          25

Legal Matters..............................................................................................          25

Experts....................................................................................................          26

Where You Can Find More Information........................................................................          26

Information Incorporated by Reference......................................................................          26

                                  THE COMPANY

    CellNet Data Systems, Inc. ("CellNet" or the "Company") has designed, developed and is commercially deploying in scale innovative wireless data communications networks which provide high-volume, low-cost, real-time data collection services, capable of monitoring millions of fixed endpoints. The primary application of the Company's network is the provision of commercial, industrial and residential network meter reading services to electric, gas and water suppliers. The meter reading services for electric suppliers position the Company to benefit from the deregulation of the electric utility industry. As of December 31, 1998, the Company had approximately 4,008,000 meters under long-term contracts, of which a total of approximately 1,770,000 meters were generating revenues ("in revenue service") for the Company. The CellNet network uses radio devices fitted to utility meters that are capable of reading and reporting data from each meter every few minutes. Through extremely efficient use of radio frequency spectrum, the CellNet network has substantial additional capacity to service non-utility applications that require low-cost monitoring of fixed endpoints, such as home security and remote status monitoring of vending machines and office equipment.

    CellNet believes it has an early market opportunity to offer wireless data communications services on a broad commercial scale for utility and selected non-utility applications. CellNet's network is distinguished by the following advantages:

    - sufficiently low infrastructure and operating costs to permit cost-effective utility meter reading and other fixed point monitoring applications;

    - highly efficient use of spectrum--the equivalent of approximately a single voice channel is needed to operate a network;

    - proprietary software specifically designed to manage real-time data collection from millions of endpoints; and

    - open systems architecture designed to allow new applications to be added to the CellNet system.

    The electric utility industry is undergoing a fundamental and broad-based transition. The traditional utility structure, consisting of a vertically integrated system operating as a natural monopoly with rates set in relation to cost, has historically presented utilities with little incentive to improve service quality or operating efficiency. Similar to the regulatory evolution that has already taken place in the transportation and telecommunications industries, customer demands and regulatory mandates by federal and state governments are opening the electric utility market to competition, thus forcing electric utilities to transform themselves from regulated monopolies into competitive enterprises. While regulatory initiatives vary from state to state, many involve a shift from rate-of-return rate making, in which a utility's rates are determined by its return on assets, to performance-based rate making, in which a utility's rates and profitability are based upon its cost, efficiency and service quality.

    With deregulation of the electric utility industry underway, established utilities are under increasing regulatory, consumer and competitive pressures. The changing regulatory environment means that other utility industry participants (such as energy service providers, power marketers, brokers and aggregators, system operators, power exchanges, and scheduling coordinators) will be seeking viable strategies to enter a market traditionally dominated by established utilities. The Company believes its network meter reading services offer a state-of-the-art solution to the demands created by the increased regulatory and competitive pressures within the energy service industry. CellNet's proven, efficient, low-cost, scaleable network meter reading service enables both established utilities and other utility industry participants to implement time-of-use pricing plans, peak demand monitoring, load forecasting activities, real-time responses to billing inquiries and power outage detection, on-demand meter reads, customized billing functions, and customer access to consumption, rate and billing information. CellNet's system allows utilities to respond effectively to regulatory changes, reduce costs and enhance their operating efficiencies, defer capital spending and implement customer retention plans and facilitate market entrance by new power market participants.

    The Company is actively targeting the largest Metropolitan Statistical Areas ("MSAs"), and consolidated Metropolitan Statistical Areas ("CMSAs"), which together represent a majority of the approximately 230 million electric, gas and water meters in the United States, and other areas of high population density, state-by-state, as deregulation becomes effective. The Company believes that utilities and other utility industry participants operating in or entering these densely populated areas will be most affected by increasing competitive and regulatory pressures. These pressures will likely prompt established utilities to improve their efficiency and service levels, and the Company believes that its network and services would facilitate this improvement. However, the utility industry has generally been characterized by long purchasing cycles and cautious decision making. Although the uncertainty surrounding proposed regulatory changes in some states may have caused, and may continue to cause, additional delays in purchasing decisions by established electric and gas utilities, the Company believes that actual implementation of utility deregulation will ultimately accelerate purchasing decisions by established utilities. The Company is evaluating new opportunities arising from deregulation. CellNet's open systems architecture is designed for deployment strategies focused either on established utilities or other utility industry participants, or both, without requiring significant modifications to CellNet's network system.

    The Company has existing long-term contracts to provide NMR services to Kansas City Power & Light Company ("KCPL") for approximately 437,000 meters, AmerenUE (formerly known as the Union Electric Company) ("UE") for approximately 1,264,000 meters, Northern States Power Company ("NSP") for approximately 1,087,000 meters, Puget Sound Energy, Inc. ("PSE") for approximately 800,000 meters and Indianapolis Power & Light Company ("IP&L") for approximately 420,000 meters. Of the 4,008,000 meters covered under these contracts, approximately 1,770,000 meters were in revenue service as of December 31, 1998. Each of these contracts results from the Company's "saturation deployment" strategy for providing NMR services to existing utilities. Under this strategy, the Company builds out a network to cover every meter in a utility's designated service area. To implement the strategy, the Company builds out its wide area network ("WAN") and local area network ("LAN") concurrently. The network begins generating revenue shortly after individual meters come on-line, and new meters can be added incrementally. The Company has ongoing discussions concerning additional contracts of a similar kind with other utilities in the United States.

    The Company began actively targeting new power market participants in September 1997. To date, the Company has entered into contracts with eleven energy service providers and two energy aggregators, including contracts with nonregulated power marketing arms of the nation's large utilities and energy providers for the provision of NMR services in California, including Sempra Energy Solutions, New West Energy, Duke Solutions, Commonwealth Energy, and Dynergy, a division of NGC Corp. The Company expects to enter into similar arrangements with additional power market participants both in California and in other states where deregulated markets open up further opportunities for the deployment of the Company's networks. Each of these contracts results from the Company's alternative "broad deployment" strategy, which is a slight variation of the Company's saturation deployment strategy outlined above. Under the Company's broad deployment strategy, the Company first deploys its WAN in service areas where the largest consumers of energy are located and where energy consumers and other power market participants are most likely to value the Company's services and/or to concentrate their marketing efforts. As contracts for the provision of NMR services are obtained, the Company builds out its LAN on an incremental basis as necessary to service those customers or for advanced coverage of certain areas. Broad deployment offers energy service providers who lack the established utilities' designated geographical customer bases the flexibility to build as they grow or to pursue particular market niches. It also offers established utilities, which are not yet prepared to commit resources to a long-term saturation deployment project, the opportunity to cover a portion of their customers initially and to increase coverage in their service areas over time, potentially to all of their meters.

    By using networks deployed under either the saturation or broad deployment strategy, the Company is also able to offer NMR information metering services directly to energy consumers, to the extent that the information provided by such services is not being made available to them by their own utility or energy service provider. Use of these networks also allows the Company to offer sub-metering NMR services to industrial and commercial customers who desire to itemize their overall energy usage by monitoring the energy consumption of particular heating, ventilation and air conditioning system components, individual manufacturing processes or pieces of equipment, or individual departments.

    The Company believes its spectrum-efficient networks will have substantial excess capacity to service non-utility applications requiring low-cost monitoring of fixed endpoints. Potential non-utility applications of the Company's systems include remote status monitoring of home security systems, vending machines, office equipment, parking meters and other equipment as well as remote control of traffic lights. The Company has worked with industry leaders such as Honeywell, Inc., Real Time Data, Inc., and Interactive Technologies, Inc. to develop such applications. The Company believes that its utility networks will provide an excellent platform to position the Company as a leading wholesale provider of wireless data communications services for such non-utility applications.

    The Company believes that a significant international market also exists for its services with several hundred million electric, gas and water meters outside of the United States and comparable opportunities for non-utility applications. The Company is pursuing international markets through an existing joint venture with Bechtel Enterprises, Inc.. The joint venture, BCN Data Systems L.L.C. ("BCN"), has concentrated its initial efforts on entering the market in the United Kingdom and is also considering opportunities in Australia and elsewhere.

    The Company's principal executive offices are located at 125 Shoreway Road, San Carlos, California 94070, (650) 508-6000.

                                  RISK FACTORS

    INVESTING IN THIS COMPANY ENTAILS SUBSTANTIAL RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

    THIS PROSPECTUS AND THE DOCUMENTS REFERRED TO HEREIN CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE FORWARD-LOOKING STATEMENTS BY WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES" AND SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY: (1) DESCRIBE OUR FUTURE EXPECTATIONS; (2) CONTAIN PROJECTIONS OF OUR FUTURE RESULTS OF OPERATIONS OR FINANCIAL CONDITION; OR (3) STATE OTHER "FORWARD-LOOKING" INFORMATION. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THERE MAY BE EVENTS IN THE FUTURE THAT WE ARE NOT ABLE TO PREDICT ACCURATELY OR OVER WHICH WE HAVE NO CONTROL. THE RISK FACTORS LISTED IN THIS SECTION, AS WELL AS ANY CAUTIONARY LANGUAGE IN THIS PROSPECTUS, PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS MADE AND MAY CAUSE OUR STOCK PRICE TO FALL.

    YOU SHOULD CAREFULLY CONSIDER THE RISKS OF YOUR INVESTMENT IN THE "RISK FACTORS" SECTION BELOW, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INFORMATION INCORPORATED BY REFERENCE, AND INFORMATION WHICH WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THIS DATE, BUT THE INFORMATION MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS.

DEPENDENCE ON THE UTILITY INDUSTRY.

    We offer automated meter reading services and data generated from such services to utilities, other utility industry participants and utility customers. We contract with these parties to establish wireless data networks for automated meter reading and the automated distribution of data. The Company's success will be almost entirely dependent upon whether or not these parties sign additional contracts with CellNet for network meter reading and other services or otherwise allow CellNet to install wireless data networks for servicing a substantial number of endpoint monitoring devices including utility meters.

    The automation of utility meter reading and data distribution is a relatively new and rapidly changing market. We believe that, as the utility industry becomes more competitive through various deregulation and privatization initiatives, the need for more accurate, timely and efficient collection of consumption and other operating data will ultimately accelerate the adoption of automated meter reading, data collection and data distribution systems and techniques. However, this is entirely dependent upon decisions made by utilities, other utility industry participants and utility customers over whom the Company has no control. We cannot accurately predict the size of our market or its potential growth.

    The CellNet system is one possible solution for automated meter reading and data distribution. It has not been adopted as an industry standard and it may not be adopted on a broad scale. Competing systems have been and likely will continue to be selected by utilities and other potential clients. In the event utilities, other utility industry participants and utility customers do not adopt the Company's technology or do so less rapidly than expected by the Company, the Company's future financial results, including its ability to service its indebtedness and achieve positive cash flow or profitability, will be adversely affected.

    The utility industry has historically been cautious and deliberate in making decisions concerning the adoption of new technology. This process, which can take up to several years to complete, may include the formation of evaluation committees, a review of different technical options, technology trials, equipment testing and certification, performance and cost justifications, regulatory review, one or more requests for vendor quotes and proposals, budgetary approvals and other steps. Although deregulation and privatization initiatives may ultimately accelerate the adoption of the Company's technology, the timing and extent of such adoption cannot be predicted. Only a limited number of utilities have made a commitment to purchase the Company's services to date. If the Company does not enter into additional services contracts or enter into contracts on terms favorable to the Company, the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness will be adversely affected.

    The Company expects to install networks to support a "saturation deployment" strategy (where the network is intended to cover all or a substantial portion of the meters in a utility's designated service area pursuant to contract with that utility). The Company also expects to install networks to support a "broad deployment" strategy (where the network is installed incrementally to cover service areas where the largest consumers of energy or other utility services are located and where the Company expects to be able, over time, to secure an adequate number of service contracts with non-utility clients (such as independent marketers and utility customers) to justify network installation and operation). Although broad deployment networks are deployed incrementally to meet anticipated service requirements and to mitigate financial risks, the Company expects that such networks will be installed before a sufficient number of service contracts are in hand to generate revenues adequate enough to cover the costs of network construction and associated operating costs.

    The Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness will be adversely affected if any of the following occur:

    - such non-utility clients do not capture a significant portion of the utility market;

    - the Company cannot successfully market its services to such non-utility clients;

    - the Company is unable to enter into contracts covering a sufficient number of meters to recoup its costs of deployment and operation or to enter into contracts on terms favorable to the Company; or

    - the Company is unable to obtain financing for the construction and operation of such networks.

UNCERTAINTY OF FUTURE REVENUES; NEED FOR ADDITIONAL SERVICES CONTRACTS AND
  FLUCTUATING OPERATING RESULTS.

    The timing and amount of future revenues will depend almost entirely upon the Company's ability to obtain new services agreements with established utilities and other utility industry participants and upon the successful deployment and operation of the Company's wireless data networks. The Company expects that utilities and other parties will sign new services contracts for saturation or broad deployments on an irregular basis. The Company expects that the installation of each saturation deployment network will require two to four years after a services contract has been signed. Service revenues from both types of such networks are not expected to exceed the Company's capital investments and expenses incurred to deploy and operate such networks for several years. The Company will not begin to receive recurring revenues under a services contract until portions of the network become operational, which is expected to occur in saturation deployments no earlier than six months after the execution of the applicable services contract. The Company begins to incur capital expenditures for the construction of networks used in broad deployments and does not begin to receive recurring revenues until portions of the network are operating. Delays or difficulties in the network installation process may adversely affect the Company's results of operations. The cost of network deployments will vary based upon a wide variety of factors, including radio frequency characteristics, the size of a service territory and density of endpoints within such territory, cost of site leases, the nature and sophistication of services being provided, the cost of spectrum acquisition, local labor rates and other economic factors.

    CellNet currently derives almost all of its revenues from long-term services contracts with a limited number of established utilities. During 1997, approximately 88% of the Company's revenues were derived from its contracts with KCPL and UE and, during the first nine months of 1998, 92% of the Company's revenues were derived from its contracts with KCPL, UE and NSP. The Company will not generate sufficient cash flow to service its indebtedness or achieve profitability unless it enters into additional services contracts covering a significant number of additional meters. If the Company does not complete successfully commercial deployments of the CellNet system under current services contracts or obtain enough additional services contracts on satisfactory terms for network deployments in a sufficient number of locations, the Company will not achieve adequate cash flow to service its indebtedness or achieve positive cash flow or profitability.

    The Company's operating results will fluctuate significantly in the future due to a variety of factors, some of which are outside of the Company's control, including the following factors:

    - the rate at which established utilities, other utility industry participants and utility customers enter into new services contracts;

    - general economic conditions and economic conditions in the utility industry;

    - the effects of governmental regulations and regulatory changes;

    - capital expenditures and other costs relating to the expansion of operations;

    - the introduction of new services by the Company or its competitors and the mix of services sold; and

    - pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers.

In response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into strategic relationships or investments that could result in a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

DEPENDENCE ON NON-UTILITY APPLICATIONS.

    The Company is planning to generate a significant percentage of future revenues from non-utility services as part of its long-term business plan. Potential non-utility applications of the Company's systems include home security, remote status monitoring of vending machines, office equipment, parking meters and other equipment as well as remote control of traffic lights. If CellNet is unable to generate significant revenue from such additional non-utility services, the Company's ability to service its indebtedness and to achieve profitability will be adversely affected. While the Company is working with industry leaders to develop such non-utility applications, there is no guarantee that the Company will successfully develop or commercial introduce of any such services. The Company does not currently have any contracts to deploy non-utility services on a commercial scale. In addition, unless the Company is successful in deploying its wireless networks in targeted service areas, the Company may not be able to offer any such services in these areas or may be able to offer these services only on a limited basis.

DEPENDENCE ON BUSINESS RELATIONSHIPS TO ACHIEVE MARKET PENETRATION.

    The Company must form relationships with leading companies in order to expand existing markets and enter new markets. The Company is currently investing, and plans to continue to invest, significant resources to develop these relationships. The Company believes that its success in penetrating markets for utility and non-utility applications of its network will depend in large part on its ability to maintain these relationships and to cultivate additional or alternative relationships. If the Company cannot develop additional relationships with such companies, maintain existing relationships or achieve the purpose underlying such existing relationships or successfully discourage such companies from forming competing arrangements, the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness could be adversely affected

RISKS ASSOCIATED WITH SUBSTANTIAL DEBT AND ABILITY TO SERVICE DEBT; SUBSTANTIAL
  FUTURE CAPITAL NEEDS.

    The Company has substantial outstanding indebtedness, including $654.1 million in aggregate principal amount at maturity of its 14% Senior Discount Notes due 2007 (the "1997 Notes"). The Company will be required to pay cash interest on the 1997 Notes commencing April 1, 2003 and repay the 1997 Notes on October 1, 2007. In May 1998, CellNet Funding, LLC ("Funding"), a wholly-owned finance subsidiary of the Company, completed an offering of 7% Exchangeable Limited Liability Company Preferred Securities Mandatorily Redeemable 2010 (the "Preferred Securities") which will fully accrete to a face value of $110.0 million on June 1, 2010. The Preferred Securities bear a cumulative dividend at the rate of 7% per annum. Funding has purchased Treasury Strips sufficient in amount to pay cash dividends on the Preferred Securities through June 1, 2001 and has deposited the Treasury Strips in escrow with the Escrow Agent for the benefit of the holders of the Preferred Securities. Funding is required to pay quarterly dividends in cash on the Preferred Securities through June 1, 2001, and thereafter, in cash or shares of the Company common stock, at the option of Funding. The Preferred Securities are subject to mandatory redemption on June 1, 2010 at a redemption price of 100% of the liquidation preference of the Preferred Securities, plus accrued and unpaid dividends, if any. The Company has issued Preferred Stock to Funding (the "CellNet Preferred Stock") and provided the holders of the Preferred Securities certain guarantees of payment of dividends, distributions, and redemptions.

    CellNet intends to incur substantial additional indebtedness to finance operations and to install networks. As a result, CellNet will have a substantial debt balance and related debt service obligations. The Company's capital expenditures will increase significantly if new services contracts are signed, and the Company expects that its cash flow, in part due to increased capital expenditures, will be negative until such time as revenues exceed increased capital and operating costs. The ability of the Company to meet its debt service requirements will depend upon achieving significant and sustained growth in the Company's cash flow, which will be affected by a number of factors, including the Company's success in implementing its business strategy, prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company's ability to generate such cash flow is subject to a number of risks and contingencies, including the following:

    - the Company may not obtain a sufficient number of new services contracts on terms favorable to the Company;

    - network installations may not be completed on a timely basis;

    - revenues may not be generated quickly enough to meet the Company's operating costs and debt service obligations;

    - the operating and/or capital costs associated with the installation and maintenance of the Company's networks could be higher than projected;

    - the Company's wireless systems could experience performance problems; and

    - the adoption of the Company's services could be less widespread than anticipated.

Accordingly, the Company's operations may not generate positive cash flow or become profitable on a timely basis, or at all. The Company or its subsidiaries may not have sufficient resources to meet their debt service obligations. If CellNet is unable to generate sufficient cash flow or obtain sufficient liquidity to service its indebtedness, the Company will have to take actions which could adversely affect the Company's business such as to reduce or delay planned capital expenditures, sell assets, restructure or refinance its indebtedness or seek additional equity capital. The Company may not be able to effect these strategies on satisfactory terms, if at all, and these strategies may yield insufficient proceeds to make the required payments on any of the Company's indebtedness. In particular, there is a risk that the Company would be unable, if needed, to refinance the 1997 Notes prior to the date cash interest payments become due and payable on the 1997 Notes or at their maturity date, given uncertainty about prevailing capital market conditions, the Company's then performance and financial position and the Company's projected high levels of indebtedness. Such inability to refinance the 1997 Notes could result in cross-defaults under other indebtedness and may limit the Company's ability to meet its obligations in respect of the CellNet Preferred Stock and Funding's ability to meet its obligations in respect of the Preferred Securities.

    In addition, the level of the Company's indebtedness could adversely affect, among other things:

    - the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, and other general corporate purposes;

    - the Company's cash flow, if any, to the extent that it cannot be used in the Company's business and must be dedicated to the payment of principal and interest on its indebtedness; and

    - the Company's ability to withstand economic downturns and competitive pressures and to respond flexibly to changing business and economic conditions.

    The Company will require substantial additional funds for the development, commercial deployment and expansion of its networks, and for funding operating losses. As of September 30, 1998, the Company had $126.3 million in cash, cash equivalents, short-term investments and restricted cash. The Company intends to raise a substantial amount of additional capital in 1999 and expects that it will continue to require substantial amounts of additional capital in the future. Depending upon the number and timing of any new services agreements and upon the associated network deployment costs and schedules, the Company may require additional equity or debt financing earlier than estimated in order to fund its working capital and other requirements. Additional financing may not be available when required or, if available, it may not be on terms satisfactory to the Company.

    In the event that the Company is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments on its indebtedness, the Company could be in default under the terms of the agreements governing its indebtedness. In the event of such default, the holders of such indebtedness would have certain enforcement rights, including the right to accelerate such debt and the right to commence an involuntary bankruptcy proceeding against the Company.

HISTORY AND CONTINUATION OF OPERATING LOSSES.

    The Company has incurred substantial and increasing operating losses since inception. As of September 30, 1998, the Company had an accumulated deficit of $382.2 million, primarily resulting from expenses incurred in the development of the Company's wireless data communications system, marketing of the Company's wireless network, distribution automation and other services, the installation of its wireless data communications networks and the payment of other normal operating costs.

    The Company does not expect to generate significant revenues relative to its anticipated operating costs during 1999 and expects to incur substantial and increasing operating losses and negative net cash flow after capital expenditures for the foreseeable future. The Company expects that its receipt of network service revenues will lag the signing of the related services agreements by a minimum of six months and that it will generally take two to four years to complete installation of a network after each services agreement has been signed. The Company's network service revenues from a particular network are expected to lag significantly behind network installation expenses until such network is substantially complete. If the Company is able to deploy additional networks, the losses created by this lag in revenues are expected to increase until the revenues from the installed networks overtake the costs associated with the deployment and operation of such additional networks. Accordingly, the Company does not expect positive cash flow after capital expenditures from its network meter reading services operations for several years.

SUBSTANTIAL AND INCREASING COMPETITION.

    Electronics, communications and utility product companies are beginning to develop various wireless network meter reading systems as a result of the deregulation of the electric utility industry and the potential market for other applications once a common infrastructure is in place. A number of these systems currently compete, and others may in the future compete, with the CellNet system. Deregulation will likely cause competition to increase. The Company believes that at this time its most significant direct competitor in the marketplace is Itron, Inc. ("Itron"), an established manufacturer and seller of hand-held and drive-by automated meter reading equipment for utilities. Itron also offers its Genesis-TM- system, a radio network system similar to the Company's system, for meter reading purposes.

    There may be many potential alternative solutions to the Company's network meter reading services including traditional wireless solutions. Mtel has announced that it intends to adapt its technology to offer residential services similar to network meter reading some time in 1999 over its existing paging network, with the development of endpoint radios and network management capabilities being left to other independent companies. Whisper Communications (formerly, a part of Diablo Research) now offers its True 2 Way-TM- fixed-based radio frequency architecture communications technology for automated meter reading and other services and has several trials underway. Metricom, a provider primarily of subscriber-based, wireless data communications for users of portable and desktop computers, is currently involved in the automated meter reading market through trials with Whisper Communications. Other wireless communications providers who have entered the market for utility and commercial data services include cellular control channel companies such as Cellemetry and Aeris Communications. These companies offer low bandwidth services that compete with some of CellNet's metering applications. Bell South Wireless (formerly Ram Mobile Data) offers data services that may compete with a variety of CellNet data services. Schlumberger Industries, Inc. ("Schlumberger") and Greenland are among the companies that have conducted, or are in the process of conducting, pilot trials of utility network automation systems. Several companies are offering telephone-based network automated meter reading services or equipment. Among these are Teldata, Inc. and American Innovations. Established suppliers of equipment, services and technology to the utility industry, such as Asea Brown Boveri and General Electric, could expand their current product and service offerings so as to compete directly with the Company, although they have not yet done so. Communications or technology companies may also seek to adapt new or existing technology to serve this market.

    Many of the Company's present and potential future competitors have substantially greater financial, marketing, technical and manufacturing resources, name recognition and experience than the Company. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than the Company. While CellNet believes its technology, including its software, is widely regarded as competitive at the present time, the Company's competitors may successfully develop products, technologies or software that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. In addition, if the Company achieves significant success it could draw additional competitors into the market. Providers of wireless services may in the future choose to enter the Company's markets. Such existing and future competition could materially adversely affect the pricing for the Company's services and the Company's ability to sign new services contracts and maintain existing agreements. Competition for services relating to non-utility applications may be more intense than competition for network meter reading services, and additional competitors may emerge as the Company continues to develop non-utility applications. The Company may be unable to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

TECHNOLOGICAL PERFORMANCE AND BUILD-OUT OF THE SYSTEM; RAPID TECHNOLOGICAL
  CHANGE AND UNCERTAINTY.

    The Company's initial target market is the monitoring, control and automation of utilities' electric, gas and water meters and utility distribution networks. Unforeseen problems may occur with respect to the Company's technology, products or services, and the Company may not successfully complete the development and commercial implementation of its technology on a wide scale. The Company must continue to expand and upgrade its ability to implement successfully its wireless networks. The Company may not be able to develop successfully a full range of endpoint devices.

    The Company's future success will also depend, in part, on its ability to enhance its existing hardware, software and wireless communications technology. Significant technological advances occur rapidly and frequently in the telecommunications industry. The advent of computer-linked electronic networks, fiber optic transmission, advanced data digitization technology, cellular and satellite communications capabilities, specialized mobile radio services and personal communications systems ("PCS") and other commercial mobile radio services have radically expanded communications capabilities and market opportunities. Future advances may render the Company's technology obsolete or less cost effective than competitive systems or erode the Company's market position. Many companies from diverse industries are seeking solutions for the transmission of data over traditional communications media, including radio and paging, as well as more recently developed media such as cellular and PCS-based networks. Competitors may be capable of offering significant cost savings or other benefits to the Company's customers. Consequently, the Company may be unable to offer competitive services or obtain appropriate new technologies on a timely basis or on satisfactory terms. The Company's future performance will also depend significantly on its ability to respond to future regulatory changes.

    The Company must make continued substantial investments to develop its technology. The Company has encountered product development delays in the past affecting both software and hardware components of its system.

ACCESS TO RADIO FREQUENCY SPECTRUM; REGULATION BY THE FEDERAL COMMUNICATIONS
  COMMISSION ("FCC").

    The Company attempts to obtain exclusive usage of licensed bandwidth and/or secure its own licenses in compliance with FCC regulations in order to ensure the ability to deliver wireless data services on a wide scale. These licenses, referred to as spectrum licenses, are required by the FCC for the wireless transmission of data over a specific radio frequency. The Company has obtained spectrum licenses in many of the largest Metropolitan Statistical Areas ("MSAs") and Consolidated Metropolitan Statistical Areas ("CMSAs") in the United States. As of December 31, 1998, the Company had obtained a total of 154 spectrum licenses in 54 of the top 60 MSAs/CMSAs. However, sufficient frequency spectrum may not be available to fully enable the delivery of all or a part of the Company's wireless based data services or the Company may be required to find alternative frequencies. The cost of obtaining such spectrum is currently difficult to estimate and may involve time delays and/or increased cost to the Company. The Company could also be unable to obtain frequency in certain areas. Any of these circumstances could have a material adverse impact on the Company's future ability to provide its network services and on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    The Company's network equipment uses radio spectrum and, as such, is subject to regulation by the FCC. The Company's network equipment uses both licensed spectrum allocated for multiple address system ("MAS") operations in the 928/952 MHz band and unlicensed spectrum in the 902-928 MHz band. As the amount of spectrum in the 928/952 MHz band is limited, issuance of these licenses is contingent upon the availability of spectrum in the area(s) for which the licenses are requested. The Company might not be able to obtain licenses to the spectrum it needs in every area in which it has prospective customers. The FCC's current rules, subject to a number of limited exceptions, permit third parties such as CellNet to operate on spectrum licensed to utilities to provide other services. The Company plans to use these provisions of the FCC's rules to expand its network system.

    The FCC requires that a minimum configuration of an MAS system be in operation within eighteen months from the initial date of the grant of the system authorization or risk forfeiture of the license for the MAS frequencies. The eighteen-month deadline may be extended upon a showing of good cause, but the FCC may not grant any such extension. The Company is responding to this requirement by selectively building out transmission capacity in some areas where it does not yet have utility telecommunications services contracts and may return licenses to the FCC in certain areas.

    No license is needed to operate the Company's equipment utilizing the 902-928 MHz band, although the equipment must be certified by the Company and the FCC as being compliant with certain FCC restrictions on radio frequency emissions designed to protect licensed services from objectionable interference. While the Company believes it has obtained all required certifications for its products, the FCC could modify the limits imposed on such products or otherwise impose new authorization requirements, and in either case, such changes could have a material adverse impact on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness. The FCC recently completed a rulemaking proceeding designed to better accommodate the cohabitation in the 902-928 MHz band of existing licensed services with newly authorized and expanded uses of licensed systems, and existing and newly designed unlicensed devices like those used by the Company. In this proceeding, the FCC expressly recognized the rights of such unlicensed services to operate under certain delineated operating parameters even if the potential for interference to the licensed operations exists. The Company's systems will operate within those specified parameters. As an outgrowth of this proceeding, the Commission will be conducting an auction of the 902-928 MHz band for the Location and Monitoring Service ("LMS"), which will auction off licenses covering the entire nation where incumbent licensees have not been authorized. While the Company believes that the rules adopted in the LMS proceeding are adequate to provide interference protection for its systems, the authorization of additional LMS licensees may adversely impact the Company's operations in any given location.

    While the Company intends to offer alternate market services over its private, internal network, some of those services may include the use of the Company's network for private carrier service offerings. The Company's offerings would be structured to comply with FCC rules governing the offering of private carrier services, and each such service offering would need to be reviewed relative to these rules. The FCC's rules currently prohibit the use of the MAS frequencies on which the Company is operating its systems for the provision of common carrier service offerings. In the event that it is determined that a particular service offering does not comply with the rules, the Company may be required to restructure such offering or to utilize other frequencies for the purpose of providing such service. The Company may not be able to gain access to such other frequencies. Future interpretation of regulations by the FCC or changes in the regulation of the Company's industry by the FCC or other regulatory bodies or legislation by Congress could have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    In February 1997, the FCC published for public comment a Notice of Proposed Rule Making in WT Docket No. 97-81 regarding the future licensing of frequencies for use by Multiple Address Systems. The FCC has reached certain tentative conclusions which, if adopted without any change, would result in the following:

    - the restriction on future licenses in the 928/952/956 MHz band (in which the Company now operates its wide area network) to systems exclusively used for private internal purposes;

    - the prohibition on future licensing in this band for systems which provide "subscriber-based" services;

    - the designation of the 932/941 and 928/959 MHz bands for licensees offering subscriber-based services;

    - the use of geographic licensing (using very large licensed service areas) in lieu of site-by-site licensing for the bands designated for subscriber-based services;

    - the use of competitive bidding to award licenses for subscriber-based services;

    - the grandfathering and protection from interference of existing licensees, but only to the extent of their current service areas;

    - with respect to new geographic service area licensees, liberalizing the time periods by which construction must be completed, but imposing more burdensome construction requirements over the term of the license; and

    - for incumbent and new licensees, liberalizing some of the technical and operational restrictions on the use of the licensed channels.

    These proposals have received substantial public comment from a wide range of industry sectors currently utilizing the MAS channels, including extensive comments from the Company. The Company has urged, in particular, that there should not be any restrictions imposed on the use of the 928/952 MHz bands in which the Company has developed its network facilities that would unreasonably limit the Company's ability to provide its current and anticipated utility and non-utility service offerings. The Company has also urged that competitive bidding and geographic licensing should not be the primary basis for awarding licenses in this highly encumbered, heavily utilized band. The Company has also supported many of the proposed changes that will make the use of the band more technically efficient, although the Company has also opposed any use of the band that would change its fundamental use for point-to-multipoint fixed operations, and in particular, the use of the band for mobile operations. The Company's positions have substantial support in the record, although the effort to retain the status quo eligibility for the 928/952 MHz band has been opposed by representatives of the utility and transportation industries who would prefer to limit the use of this band solely to private internal networks and to prohibit any private carrier or subscriber-based service offerings.

    In August 1997, the FCC's authority to utilize competitive bidding as a licensing mechanism was amended and expanded by Congress in the Budget Act of 1997. Under this recent enactment, the FCC must use competitive bidding procedures to choose between any mutually exclusive applications, except where the radio frequency spectrum is being used for public radio safety services. Congress included a very broad definition of "public radio safety services," to include private internal radio services used by state and local governments and non-governmental entities, including emergency road services provided by not-for-profit organizations that are used to protect the safety of life, health, or property and that are not made commercially available to the public. As a result, licensed systems that protect the safety of life, health, or property and are not made commercially available to the public are not subject to licensing by FCC auctions.

    The new auction legislation occurred after the Notice of Proposed Rulemaking in WT Docket 97-81 and will, in the Company's view, require the FCC to review and revise its proposals in that proceeding relating to the breadth of the auction authority granted to the FCC, which no longer distinguishes between private internal systems, and proposals relating to the grant of "subscriber-based" services. The Company is unable to determine how the new auction legislation will affect the proposals in that proceeding, whether the Company's use of MAS spectrum will subject its applications to the possibility of auctions or will, instead, be considered a "public safety" use, or whether the Commission will otherwise exempt the 928/952 MHz band in which the Company currently operates from circumstances in which mutual exclusivity between applicants for the same license, requiring the use of auctions, is likely to exist. Nor is the Company able to determine when the FCC will act in WT Docket 97-81, either to issue new proposals consistent with the new auction legislation or adopt new rules consistent with the positions already established in the proceeding or a combination thereof. The Company is also working with a coalition of interested parties, including representatives of the utility and transportation industries, to attempt to develop a compromise consensus proposal that would satisfy most of the interested parties' concerns for presentation to the FCC in this proceeding. However, the Company is unable to predict whether such a compromise can be developed, or if it is developed, whether the FCC will view it favorably, and if not, what form the final rules adopted in this proceeding will take. Given the current proposal and the variety of comments submitted, it is possible that some or all of the Company's uses of the MAS channels could be determined to be the offering of private carrier or subscriber-based services, and that future licenses for such offerings would be prohibited in the 928/952 MHz band in which the Company currently operates, requiring the Company to develop equipment capable of operating in one of the other MAS bands, and further requiring the Company to obtain future licenses in a competitive bidding process. Although the Company believes that additional licensed frequency will be generally available to it as required, the cost associated with acquiring such licensed frequency as well as the Company's operating costs could increase, perhaps substantially, and the Company could experience substantial delays in adapting its networks if the proposed rules were adopted. The adoption of new rules, depending upon the form in which such rules are adopted, could have a material adverse effect upon the Company's business, operating results, financial condition and cash flow.

    In connection with the foregoing, the FCC has temporarily suspended acceptance of MAS applications for new licenses, major amendments, or major modifications for the 928/959 MHz bands and applications to provide subscriber-based services in the 928/952/956 MHz bands. This temporary suspension does not affect applications for MAS licenses for private internal purposes in the 928/952/956 MHz bands or applications for assignment of licenses or transfer of control. Subject to certain limitations, pending applications at the time of the suspension will continue to be processed. All of the Company's pending applications for licenses in the 928/952 MHz band have been or are being processed in due course. In addition, the Company's applications for the assignment of licenses held by others have been processed during the processing suspension. At the request of the Company, the FCC has determined that the Company's current use of the MAS spectrum constitutes the use as a private, internal network, and so the Company's applications for new licenses, and for major modifications to existing licenses, are being processed in due course. The Company's future uses of the MAS spectrum may not similarly qualify as a use in a private, internal network. The FCC may change or expand its freeze on the processing of applications to recognize the impact of the new auction legislation described above. In either case, the Company's ability to obtain new licenses could be materially adversely affected, with similar consequences on the Company's ability to service areas where it has not yet acquired adequate frequencies.

    Finally, when the Company acquires licenses assigned to other applicants, or utilizes licenses issued in the past, the Company is required to modify its licenses to reflect more advanced technological parameters now utilized by the Company and its systems. The Company has developed such amendments with the approval of the FCC's staff and has received and anticipates continuing to receive timely grant of all required modifications. However, a particular modification may not be granted timely to the Company's introduction of service on a particular license, and the failure to obtain the required license modifications could have a material adverse effect on the Company's ability to serve areas covered by such unmodified licenses.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION.

    The Company is offering its network meter reading services in international markets through BCN, its international joint venture with Bechtel Enterprises, Inc. The Company does not expect to generate material revenues from its international operations during 1999. The Company has incurred, and anticipates that it will continue to incur, significant and increasing expenses in connection with the establishment of international operations. If revenues generated by international activities, including the proceeds from necessary financings, are not adequate to offset the expense of establishing and maintaining these international activities, the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness could be materially adversely affected. International demand for the Company's services and systems may not materialize, and where present, is likely to vary by country, based on many factors including:

    - the degree of regulation in a given country;

    - competitive factors;

    - demand for services;

    - labor costs;

    - the availability of spectrum and the costs of spectrum acquisition; and

    - political and economic conditions.

    In addition, the Company may not be able to develop and implement localized versions of its network meter reading system without significant effort and cost due to many factors, including the differing standards among utilities on a country-by-country basis. To date, the Company has extremely limited experience in developing a localized version of its wireless data communications system for international markets. The Company believes its ability to establish business alliances in each international market will be critical to its success. If the Company is unsuccessful in developing, marketing and implementing its system in international markets or in establishing successful business alliances for these markets, the Company's future international operations could be adversely affected and, consequently, the Company's business, operating results, financial condition, cash flow and its ability to pay its debts could be adversely affected. In addition, there are certain risks inherent in doing business internationally, any of which could adversely affect the Company's potential international operations, including:

    - changes in regulatory requirements, import/export restrictions, tariffs and non-tariff trade barriers;

    - the ability to obtain financing for the construction and operation of networks;

    - difficulties in staffing and managing international operations;

    - longer payment cycles and problems in collecting accounts receivable;

    - political instability;

    - fluctuations in currency exchange rates;

    - potentially adverse tax consequences;

    - legal and economic factors; and

    - the ability to protect the Company's intellectual property.

One or more of such factors could have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, operating results, financial condition, cash flow and its ability to pay its debts.

    The Company's strategy of pursuing international markets through BCN may involve additional partners in particular countries. The Company or BCN may not have a majority interest or control of the board of directors of entities through which business is carried out. In any business venture in which the Company or BCN may determine to participate, there is a risk that the other venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the Company or

BCN or that such partner will not impose the same or similar accounting and financial controls as the Company or BCN. The risk is also present that a partner may be unable to meet its economic or other obligations and that the Company or BCN may be required to fulfill those obligations. In addition, in any entity in which the Company or BCN does not have a majority interest, the Company or BCN may not have control over the operations or assets of such entity. Furthermore, the entity's structure or the laws of another country may limit or substantially tax the amount of funds that can be transferred to the Company or BCN.

MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL.

    The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. The Company's ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand or manage its employee base. The Company's growth may require the addition of new management personnel and the development of additional expertise by existing management personnel. The Company may be unable to effectively manage the expansion of its operations. In addition, the Company's systems, procedures or controls may be inadequate to support the Company's operations or Company management may be unable to exploit opportunities for the Company's services. An inability to manage growth, if any, could have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    The success of the Company is substantially dependent on its key management and technical personnel, the loss of one or more of whom could adversely affect the Company's business. Substantially all of the Company's employees and officers are employed on an at-will basis. Presently, the Company does not maintain a "key man" life insurance policy on any of its executives or employees. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company may be unable to attract or retain highly qualified technical and managerial personnel in the future. If the Company is unable to attract and retain the necessary technical and managerial personnel, the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness could be adversely affected.

UNCERTAINTY OF PROTECTION OF COPYRIGHTS, PATENTS AND PROPRIETARY RIGHTS.

    The Company relies on a combination of trade secret protection, copyright, patent, trademark and confidentiality agreements and licensing arrangements to establish and protect its proprietary rights. The Company's success will depend in part on its ability to maintain copyright and patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. While the Company has obtained and applied for patents, and intends to file other applications for patents covering its products and processes, additional patents may not be issued or, if issued, may not provide adequate protection for the Company's proprietary rights. In addition, any patents issued to the Company or licensed by the Company may be challenged, invalidated or circumvented, and the patent rights may not adequately protect the Company's intellectual property rights.

    Since United States patent applications are maintained in secrecy until patents are issued, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, CellNet cannot be certain that it was the first creator of inventions covered by its issued patents or pending patent applications, that it was the first to file patent applications for such inventions or that no patent conflict will exist with other products or processes which could compete with the Company's products or approach. Despite its efforts, the Company may not be able to safeguard and maintain these proprietary rights, and the Company's competitors may independently develop and patent technologies that are substantially equivalent or superior to the Company's technologies. Participants in the wireless industry, including competitors of the Company, typically seek to obtain patents which will provide as broad a protection as possible for their products and processes. There is a substantial backlog of patents pending at the United States Patent and Trademark Office. The issuance of third-party patents could require the Company to alter its products or processes, obtain licenses or cease certain activities. An adverse outcome with regard to a third-party patent infringement claim could subject the Company to significant liabilities, require disputed rights to be licensed or restrict the Company's ability to use such technology. The Company also relies to a substantial degree upon unpatented trade secrets. Others, including the Company's competitors, may independently develop or otherwise acquire substantially equivalent trade secrets. In addition, whether or not additional patents are issued to the Company, others may receive patents which contain claims applicable to products or processes developed by the Company. If any such claims were to be upheld, the Company would require licenses. Such licenses may not be available on acceptable terms, if at all. In addition, the Company could incur substantial costs in defending against suits brought against it by others for infringement of intellectual property rights or in prosecuting suits which the Company might bring against other parties to protect its intellectual property rights. From time to time the Company receives inquiries with respect to the coverage of its intellectual property rights, and inquiries could develop into litigation.

    In October 1996, Itron, one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota, alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys' fees and injunctive relief. On January 28, 1999, the Court ruled in favor of the Company that, as a matter of law, the Company's system did not infringe the Itron patent. The Court also ruled in favor of Itron that the Itron patent was valid against certain prior art. These rulings are subject to possible appeal by either or both of the parties. The Company has not yet determined its course of action in this regard. In the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

DEPENDENCE ON THIRD-PARTY MANUFACTURERS; EXPOSURE TO COMPONENT SHORTAGES.

    The Company relies and will continue to rely on outside parties to manufacture most of its network equipment such as radio devices and printed circuit boards. As the Company signs additional services contracts, third party manufacturers must significantly ramp-up the amount of manufacturing to be undertaken for CellNet in order to enable the Company to meet its contractual commitments. These manufacturers may not be able to meet the Company's manufacturing needs in a satisfactory and timely manner. In addition, the Company may be unable to obtain additional manufacturers when and if needed. Although the Company believes alternative manufacturers are available, if the Company is unable to develop alternative suppliers quickly or cost-effectively, the Company's ability to manufacture and install systems could be impaired which would adversely affect the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness. The Company's reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. Although the Company believes that these manufacturers would have an economic incentive to perform such manufacturing for the Company, the quality, amount and timing of resources to be devoted to these activities are not within the control of the Company, and manufacturing problems may occur in the future. A significant price increase, a quality control problem, an interruption in supply from one or more of such manufacturers or the inability to obtain additional manufacturers when and if needed could have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    The Company purchases certain subassemblies, components and network equipment from single sources or from a limited number of sources. CellNet may be affected by general shortages of certain components, such as surface mounted integrated circuits and memory chips. There have been shortages of such materials generally in the marketplace from time to time in the past. The Company's reliance on such components and on a limited number of vendors and subcontractors involves certain risks, including the possibility of shortages and reduced control over delivery schedules, manufacturing capability, quality and cost. Some components relied upon may have an excessive failure rate or inferior capabilities. A significant price increase or interruption in supply from one or more of such suppliers could have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness. Although the Company believes alternative suppliers of subassemblies, components and network equipment are available, the inability of the Company to develop alternative sources quickly or cost-effectively could materially impair its ability to manufacture and install systems. Lead times can be as long as a year for certain components, which may require the Company to use working capital to purchase increased levels of inventory.

    A significant number of new electric meters are required to initiate meter retrofit and replacement in connection with each network deployment and to replace existing meters in the field which are found to be obsolete, worn out or otherwise unsuitable for retrofit and redeployment. Any sudden or material increase in the number of deployments would result in an increase in the number of new electric meters ordered by electric utilities and other utility industry participants over and above those ordered on account of normal growth and replacement within their service areas. To the extent that electric meter manufacturers are unable or unwilling to increase production in line with such increase in demand, temporarily or over a longer term, deployments may be delayed or postponed, with the result that revenues from such deployments will be likewise delayed or postponed. Similar situations could also arise in connection with network deployments for gas and water meters.

RISK OF SYSTEM FAILURES, DELAYS AND INADEQUACIES.

    The performance, reliability and availability of the Company's wireless data networks are critical to the Company's reputation and ability to attract and retain customers and earn revenues from network meter reading services and other non-utility applications. These wireless data networks are vulnerable to damage or interruption from fire, flood, earthquakes, storms and other similar events. Any system failure that causes interruption in the availability of network services whether caused by an act of God or not could result in a loss of revenue and, if sustained or repeated, could reduce the attractiveness of the Company's services for future utilities or other customers. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, operating results, financial condition and cash flow and its ability to service its indebtedness.

POSSIBLE TERMINATION OF CONTRACTS.

    The Company expects that a substantial portion of its future revenues will be provided pursuant to services contracts of various kinds. These contracts will generally be subject to cancellation or termination in certain circumstances in the event CellNet fails to meet in material respects the agreed network meter reading and other performance standards on a consistent basis over agreed time periods, subject to certain rights to cure any such failure. Each of the Company's existing utility services contracts provides for termination of such contracts by the respective utility without cause in less than ten years, subject to certain reimbursement provisions. Such contracts also provide that CellNet will be required to compensate such utilities for the use of its system for non-utility applications. Future services contracts with utilities may contain similar provisions. Contracts with other utility market participants generally allow for termination without cause on thirty days prior written notice except to the extent they have already ordered services under the contract. In the event that such a services contract is terminated, the Company may incur substantial losses. In addition, the Company's contracts with other utility market participants will generally have shorter terms than the Company's existing utility contracts.

    The Company's current contracts with other utility market participants generally have terms of one to five years, compared to terms of ten to twenty years generally with utilities. Since a network's service revenues are not expected to exceed the Company's capital investments to deploy such network for several years, the termination or cancellation of one or more significant services contracts would have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    YEAR 2000 COMPLIANCE. Many currently installed computer systems, software products and electronic products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, during 1999, computer systems and software ("IT-Systems") and other property and equipment not directly associated with information systems ("Non-IT Systems"), such as elevators, phones, other office equipment used by many companies, including the Company, its suppliers and customers and its potential suppliers and customers, may need to be upgraded, repaired or replaced to comply with such "Year 2000" requirements.

    The Company is in the process of conducting an internal review of all of its IT-Systems and contacting all material software and other suppliers to determine any major areas of exposure of its IT Systems to Year 2000 issues. As a result of the internal review to date, the Company believes that its wireless data networks, through which it provides network meter reading and other services to its customers, are Year 2000 compliant. In 1998, the Company decided to replace certain of the Company's internal legacy corporate information systems that required modification, upgrade or replacement in order to be Year 2000 compliant. Replacement of these systems began during the second quarter of 1998. A majority of the Company's core financial and reporting systems have already been replaced and the Company expects to complete the installation of the remainder of these systems in advance of the year 2000. Each of the new systems installed or to be installed has been identified by its supplier as being Year 2000 compliant.

    The Company is also in the process of conducting an internal review of its Non-IT Systems and contacting all material software and other suppliers to determine whether there are or are likely to be any Year 2000 compliance problems.

    To date, the Company has spent an immaterial amount to review and remedy Year 2000 compliance problems in as much as its internal legacy corporate information systems would have been replaced in any case. The Company estimates that it will spend approximately $762,000 in 1999 to complete the replacement of its internal legacy corporate information systems and does not expect to spend any material amounts in completing its Year 2000 review or to remedy any problems that may be found.

    The Company has been informed by most of the suppliers responding to the Company's inquiries to date that such suppliers will be Year 2000 compliant by the year 2000. Any failure of these third parties' systems to timely achieve Year 2000 compliance could have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness. The Company has not determined the state of compliance of certain third party suppliers of services such as phone companies, long distance carriers and electric companies, the failure of any one of which could severely disrupt the Company's ability to carry on its business as well as disrupt the business of the Company's suppliers and customers.

    Although the Company believes that its wireless data networks, through which it provides network meter reading and other services to its customers, are Year 2000 compliant, failure to provide Year 2000 compliant business solutions to its customers or to receive such business solutions from its suppliers could result in liability to the Company or otherwise have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness. Furthermore, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to services its indebtedness.

SHAREHOLDERS' AGREEMENT.

    Under the terms of a Shareholders' Agreement among the Company and certain stockholders of the Company (the "Shareholders' Agreement"), so long as certain parties to the Shareholders' Agreement continue to hold not less than 700,000 shares of common stock (as such number is adjusted for stock splits, consolidations or other similar events), the Company is obligated to nominate for election representatives of certain stockholders as directors at each meeting of the Company's stockholders at which a vote for directors will be taken. The effect of the Shareholders' Agreement is to give certain stockholders greater influence over the management of the Company than they would otherwise have and to provide certain stockholders with, among other things, certain registration, first refusal, co-sale and other rights.

LITIGATION.

    In October 1996, Itron, one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys fees and injunctive relief. On January 28, 1999, the Court ruled in favor of the Company that, as a matter of law, the Company's system did not infringe the Itron patent. The Court also ruled in favor of Itron that the Itron patent was valid against certain prior art. These rulings are subject to possible appeal by either or both of the parties. The Company has not yet determined its course of action in this regard. In the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on the Company's business, operating results, financial condition, cash flow and its ability to service its indebtedness.

    In April 1997, the Company filed a patent infringement suit against Itron in the Federal District Court for the Northern District of California, claiming that Itron's use of its electric meter reading Encoder Receiver Transmitter (ERT-Registered Trademark-) device infringes CellNet's U.S. Patent No. 4,783,623. The Company sought an injunction, damages and other relief. In November 1998, the court granted Itron's motion for summary judgment, ruling that Itron's products did not infringe the asserted claims in the Company's patent. The Company intends to appeal the ruling.

    The consolidated complaint of Jere Settle and Karen Zully V. John M. Seidl, et al., No. 398464, filed in the Superior Court of California for the County of San Mateo, is a purported class action on behalf of the Company's stockholders against the Company, certain of its officers and directors and underwriters of the Company's initial public offering seeking unspecified damages and rescission for alleged liability under various provisions of the federal securities law and California state law. The plaintiffs alleged generally that the Prospectus and Registration Statement dated September 26, 1996, pursuant to which the Company issued 5,000,000 shares of common stock to the public, contained materially misleading statements and/or omissions in that the Company was obligated to disclose, but failed to disclose, that a patent conflict with Itron, Inc. was likely to ensue. The complaint was dismissed on February 9, 1998, without leave to amend. Plaintiffs filed notice of their intention to appeal the decision, and on November 2, 1998, filed their appellate briefs in the California Court of Appeal. The Company filed its responsive brief on January 12, 1999.

VOLATILITY OF CELLNET COMMON STOCK PRICE.

    The trading price of the Company's common stock has been highly volatile since the Company's initial public offering and is likely to continue to be subject to wide fluctuations in response to a variety of factors, including:

    - quarterly variations in operating results;

    - signing new services contracts or securing new customers;

    - consolidations in the industry;

    - technological innovations or the introduction of new products by the Company or its competitors;

    - developments in patents or other intellectual property rights;

    - general conditions in the network meter reading services industry and other industries in which the Company's services are or may be provided;

    - comments or recommendations issued by analysts who follow CellNet and its competitors; and

    - general economic and market conditions.

In addition, in some future period the Company's operating results could be below the expectations of public market analysts and investors. In such event, the price of the Company's common stock could be materially adversely affected. Additionally, the stock market in general, and the market for technology stocks in particular, have recently experienced extreme price and volume fluctuations that are not related to the operating performance of particular companies. These broad market fluctuations could have a significant impact on the market price of the common stock and the Preferred Securities.

NO DIVIDENDS ON COMMON STOCK; DIVIDEND RESTRICTIONS.

    The Company has not declared or paid any dividends on its common stock since its inception. The Company currently anticipates that it will retain all of its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the common stock in the foreseeable future. In addition, the Company's existing financing arrangements restrict the payment of any dividends on the common stock.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE.

    A substantial portion of the Company's common stock is presently eligible for immediate sale in the public market subject, in the case of certain shares, to the limitations of Rules 144, 144(k) or 701 under the Securities Act. In addition, the holders of a significant number of such shares of common stock are entitled to certain registration rights with respect to such shares and the number of shares sold in the public market could increase substantially upon exercise of such registration rights.

RISKS RELATED TO PREFERRED SECURITIES OF FUNDING.

    In May 1998, Funding, a wholly-owned finance subsidiary of the Company, completed an offering of Preferred Securities which will fully accrete to a face value of $110.0 million on June 1, 2010. The Preferred Securities bear a cumulative dividend at the rate of 7% per annum. Funding has purchased Treasury Strips sufficient in amount to pay cash dividends on the Preferred Securities through June 1, 2001 and has deposited the Treasury Strips in escrow with the Escrow Agent for the benefit of the holders of the Preferred Securities. Funding is required to pay quarterly dividends in cash on the Preferred Securities through June 1, 2001, and thereafter, in cash or shares of the Company common stock, at the option of Funding. The first two dividend payments were made on September 1 and December 1, 1998 in the amount of $2.2 million and $1.9 million, respectively. The Preferred Securities are subject to mandatory redemption on June 1, 2010 at a redemption price of 100% of the liquidation preference of the Preferred Securities, plus accrued and unpaid dividends, if any. The Company has provided the holders of the Preferred Securities certain guarantees of payment of dividends, distributions, and redemptions. The Preferred Securities involve a high degree of risk, and accordingly, reference must be made to the Risk Factors and other cautionary statements set forth in the Registration Statement on Form S-3 in respect of the Preferred Securities and in Funding's Reports on Form 10-K and Form 10-Q and other filings by Funding with the Securities and Exchange Commission.

ANTI-TAKEOVER PROVISIONS.

    On November 24, 1998 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company adopted a Stockholder Rights Plan (the "Rights Plan") and declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock. The dividend was paid to stockholders of record on December 21, 1998 (the "Record Date"). In addition, one Right will be issued with each share of common stock that becomes outstanding between the Record Date and the earlier to occur of the Distribution Date (as defined below) and the Expiration Date (as defined below). This includes common stock that is issued upon conversion of securities convertible into common stock such as stock options, warrants, and the Preferred Securities.

    The Distribution Date will occur, if at all, on the earlier of (a) the close of business on the tenth (10(th)) day after a person or group acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities), and (b) the close of business on the tenth (10(th)) business day after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities).

    The Rights may not be exercised prior to the Distribution Date. Following the Distribution Date, each Right will entitle the holder to purchase for $50.00 (the "Exercise Price") one one-thousandth (1/1000) of a share of the Company's Series A Participating Preferred Stock, $0.001 par value per share (the "Preferred Stock"), subject to certain adjustments in both price and number of shares.

    If a person or group acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities) (an "Acquiring Person"), THEN each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Company's common stock having a then current market value of TWICE the Exercise Price.

    If, after an Acquiring Person acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities), (a) the Company merges into another entity, (b) an acquiring entity merges into the Company, or (c) the Company sells more than fifty percent (50%) of its assets or earning power, THEN each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the common stock of the person or entity engaging in the transaction having a then current market value of TWICE the Exercise Price.

    At any time after an Acquiring Person acquires beneficial ownership of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities) and prior to the acquisition by the Acquiring Person of fifty percent (50%) of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities), the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of the Company's common stock at an exchange ratio of one (1) share of common stock per Right (subject to certain adjustments).

    The Rights are redeemable at the Company's option (with the approval of the Board of Directors) at any time prior to the close of business on the day (prior to the Expiration Date) of a public announcement that an Acquiring Person has acquired beneficial ownership of fifteen percent (15%) or more of the Company's common stock (including common stock issuable upon conversion or exchange of any convertible securities). Upon exercise of the Company's option to redeem the Rights, holders will be entitled to receive a redemption payment of $0.001 per Right (subject to certain adjustments) payable in cash or in shares of the Company's common stock.

    The Rights expire (the "Expiration Date") on the earliest of (a) November 24, 2008, (b) the consummation of any of the following transactions--(i) the Company merges into another entity, (ii) an acquiring entity merges into the Company, or (iii) the Company sells more than fifty percent (50%) of its assets or earning power, (c) the effective date of a redemption of the Rights determined by the Board of Directors, and (d) the time at which the Board of Directors orders an exchange of the Rights.

    Under certain circumstances, Rights beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person and any subsequent holder of such Rights may become null and void. The Rights have no voting rights. The Rights have the benefits of certain customary anti-dilution provisions.

    The foregoing is a summary of certain principal terms of the Rights Plan and is qualified in its entirety by reference to the terms of the Rights Agreement pursuant to which the Rights have been issued. A copy has been filed with the Securities and Exchange Commission on Form 8-A dated December 9, 1998.

    The Rights Plan was adopted to provide protection to the Company's stockholders in the event of an unsolicited attempt to acquire the Company on terms that are not in the stockholders' best interests. The Rights Plan does not prevent an acquisition of the Company, impact the Company's ability to negotiate a transaction on mutually agreeable terms, or limit the Company's flexibility in responding to offers. The Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the Board of Directors for the benefit of all stockholders. The Rights Plan is also designed to afford the Board of Directors adequate time within which to consider any takeover proposal and, if appropriate, to explore alternatives. In addition, the Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of the Company. Nevertheless, the Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of CellNet.

    The Company is authorized to issue additional shares of undesignated preferred stock. The Board of Directors has the authority, without further action by the stockholders, to issue such stock in one or more series, to fix the rights, preferences, privileges and restrictions thereof. The issuance of such stock may also have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's common stock at a premium over its market price and may adversely affect the market price of and the voting and other rights of the holders of common stock. In addition, the Company is, and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the holders of the Company's outstanding 1997 Notes are entitled, at their option, to be repaid in cash. Such provisions may have the effect of delaying or preventing changes in control or management of the Company. All of these factors could materially adversely affect the price of the Company's common stock and the Preferred Securities.

                                USE OF PROCEEDS

    The Company expects to receive up to $127,877,993 in gross proceeds from exercise of all outstanding Warrants. The Company expects to use the net proceeds received from this offering (i) to fund continuing research and development activities related to its wireless data communications systems, (ii) to expand opportunities for the use of its wireless data communications systems through alternate market applications, (iii) to enhance the performance and lower the component and operating cost of its wireless data communications systems, (iv) to continue investing in an international joint venture with Bechtel Enterprises, Inc. for the deployment of its wireless data communications systems on a worldwide basis, (v) to fund the adaptation and migration of its technology for use outside the United States, (vi) to support network deployment for both utility and non-utility applications, (vii) to expand the Company's business generally, and (viii) for working capital, general corporate and other purposes permitted by the Indenture governing the 1997 Notes.

                              PLAN OF DISTRIBUTION

    The price of the common stock offered hereby is based on the exercise price of the Warrants as provided in the Warrant Agreement. Certain of the Company's executive officers will participate in the sale of the Warrant Shares to holders upon exercise of the Warrants. These participants, who will not receive any compensation for these activities, will not be deemed to brokers pursuant to Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and will merely ensure compliance with the Company's obligations under the Warrant Agreement in connection with the issuance of Warrant Shares upon exercise of the Warrants. The Company will not pay any finder's fee or commission in connection with the offering hereby of Warrant Shares in connection with the exercise of Warrants. The Company will pay all of the expenses incident to the offering of Warrant Shares which are estimated to be approximately $83,050.

    The Warrants may be exercised for cash or on a cashless basis any time before the expiration date on October 1, 2007. Any holder electing to exercise on a cashless basis will receive the number of Warrant Shares equal to the product of the number of Warrant Shares for which the Warrant is exercisable and the Cashless Exercise Ratio as defined in the Warrant Agreement. The "Cashless Exercise Ratio" is defined in Section 2.2(c) of the Warrant Agreement as a fraction, the numerator of which is the excess of the Current Market Value of the common stock on the date of exercise over the exercise price per share as of the date of exercise and the denominator of which is the Current Market Value of the common stock on the date of exercise. The "Current Market Value" per share of the Warrant Shares is defined in Section 5.1(n) of the Warrant Agreement as the average of the daily closing bid prices for each business day during the period commencing 15 business days before such date and ending on the date one day prior to such date or, if the security has been registered under the Exchange Act for less than 15 consecutive business days before such date, then the average of the daily closing bid prices for all of the business days before such date for which daily closing bid prices are available. If the closing bid is not determinable for at least 10 business days in such period, the Current Market Value of the security shall be determined reasonably and in good faith by a disinterested majority of the Board of Directors of the Company and certified in a board resolution, or, if at the time there are not at least three disinterested members of the Board of Directors, by a nationally recognized investment banking firm or appraisal firm which is not an affiliate of the Company.

    Delivery of the Warrant Shares upon exercise of a Warrant will be made to the holder immediately following receipt by the Company of the original Warrant certificate, an election to exercise (which is set forth on the reverse side of the Warrant certificate) duly completed and signed by the registered holder or holders thereof (an "Election to Exercise"), and full payment of the aggregate exercise price if the exercise is on a cash basis. If a Warrant is currently held by the Depository Trust Company in global form, the holder must, by written request, request the Warrant Agent to issue the holder a definitive Warrant certificate which may then be delivered to the Company upon exercise thereof. Upon receipt by the Company of the Warrant certificate and Election to Exercise and collection of the aggregate exercise price, if applicable, such Warrant certificate and any such payment must be delivered by the Company immediately to the Warrant Agent. The exercise date shall be deemed to be the date the Warrant Agent receives the foregoing items, and the Warrant Agent upon determining that such exercise has been timely, shall then promptly remit payment of the exercise price, if any, to the Company and advise the Company with respect to delivery of Warrant Shares to the holder. The Company as soon thereafter as practicable must issue or cause the issuance of the appropriate number of Warrant Shares to such holder and such Warrant Shares. Any such Warrant Shares issued in connection with a timely exercise will be shares of the Company's Common Stock which have been registered under the Securities Act as provided in the Warrant Agreement and are expected to be listed on the Nasdaq National Market.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to the Company.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can obtain copies of our SEC filings at prescribed rates from the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

    Shares of our common stock are traded as "National Market Securities" on the Nasdaq National Market. Documents we file can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    You can read and print press releases, financial statements and additional information about us, free of charge, at our web site at http://www.cellnet.com.

    This Prospectus is a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statement") filed by us with the SEC under the Securities Act of 1993, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of Common Stock offered hereby, please refer to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this Prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this Prospectus.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

        (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

        (2) Our Quarterly Report on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

        (3) Our Proxy Statement for the Annual Meeting of Stockholders held on April 30, 1998, filed with the SEC on March 27, 1998; and

        (4) The description of our common stock contained in the Registration Statement on Form 8-A which was filed on September 23, 1996, and in the Registration Statement on Form 8-A filed on December 9, 1998, each of which was filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

    You may request a free copy of these documents by writing to Investor Relations, CellNet Data Systems, Inc., 125 Shoreway Road, San Carlos, CA 94070, or by calling our Investor Relations department at (650) 508-6000.

    You should rely only on the information incorporated by reference or provided in this Prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This Prospectus does not offer these securities in any state where the offer is not permitted. Also, this Prospectus does not offer to sell any securities other than the securities covered by this Prospectus. You should not assume that the information in this Prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

    WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SHARES IN ANY JURISDICTION IN WHICH THE OFFER OR SALE IS PROHIBITED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
The Company................................................................................................           3
Risk Factors...............................................................................................           6
Use of Proceeds............................................................................................          24
Plan of Distribution.......................................................................................          25
Legal Matters..............................................................................................          25
Experts....................................................................................................          26
Where You Can Find More Information........................................................................          26
Information Incorporated by Reference......................................................................          26

                            ------------------------

                           CELLNET DATA SYSTEMS, INC.

                                8,942,517 SHARES
                                       OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                JANUARY   , 1999

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee...............................................  $  35,550
NASDAQ National Market listing fee.................................     17,500
Legal fees and expenses............................................     15,000
Accounting fees and expenses.......................................     10,000
Miscellaneous expenses.............................................      5,000
                                                                     ---------
  Total............................................................  $  83,050
                                                                     ---------
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    The Registrant's Certificate of Incorporation provides that no director will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing the payment of a dividend or repurchase of stock or (iv) for any transaction in which the director derived an improper personal benefit.

    The Registrant's by-laws provide that the Registrant must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director or officer of the Registrant, or that such director or officer is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Registrant, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

    The Registrant's by-laws provide further that the Registrant must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

    Pursuant to its by-laws, the Registrant has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

    Please see Index of Exhibits on Page II-5 below.

ITEM 17. UNDERTAKINGS.

    A.  UNDERTAKING PURSUANT TO RULE 415.

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

       PROVIDED, HOWEVER, that paragraphs A(1)(i) and A(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C.  UNDERTAKING IN RESPECT OF INDEMNIFICATION.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, California, on this 8th day of February, 1999.

                                CELLNET DATA SYSTEMS, INC.

                                By:              /s/ PAUL G. MANCA
                                     -----------------------------------------
                                                   Paul G. Manca,
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints John M. Seidl and David L. Perry, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 8th day of February, 1999 in the capacities and on the dates indicated.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                President, Chief Executive
      /s/ JOHN M. SEIDL           Officer and Director
------------------------------    (Principal Executive
        John M. Seidl             Officer)

                                Vice President and Chief
      /s/ PAUL G. MANCA           Financial Officer
------------------------------    (Principal Financial and
        Paul G. Manca             Accounting Officer)

       /s/ PAUL M. COOK
------------------------------  Director
         Paul M. Cook

     /s/ NEAL M. DOUGLAS
------------------------------  Director
       Neal M. Douglas

          SIGNATURE                       TITLE
------------------------------  --------------------------

   /s/ E. LINN DRAPER, JR.
------------------------------  Director
     E. Linn Draper, Jr.

    /s/ WILLIAM C. EDWARDS
------------------------------  Director
      William C. Edwards

       /s/ WILLIAM HART
------------------------------  Director
         William Hart

                               INDEX OF EXHIBITS

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1*  Warrant Agreement between the Registrant and The Bank of New York dated as of September 29, 1997.

       2.2*  Warrant Registration Rights Agreement between and among the Registrant, Morgan Stanley & Co., Inc. and
               Donaldson, Lufkin & Jenrette Securities Corp. dated as of September 24, 1997.

       5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      23.1   Consent of Deloitte & Touche LLP, Independent Auditors.

      23.2   Consent of Counsel (included in Exhibit 5.1).

      24.1   Power of Attorney (included on page II-5).

------------------------

 * Incorporated by reference to the Company's Registration Statement on Form S-4, filed with the SEC on October 15, 1997.